UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

WisdomTree Small Cap Earnings Fund
(Name of Issuer)

Common Stock (Exchange Traded Fund)
(Title of Class of Securities)

97717W562
(CUSIP Number)

12/31/2016
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS SVA Plumb Wealth Management, LLC (27-4605583)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 28,662
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 276,607
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,607
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1.	NAME OF REPORTING PERSONS SVA Plumb Financial, LLC (27-4605334)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 28,662
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 276,607
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,607
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1(a).	Name of Issuer:
WisdomTree Small Cap Earnings Fund
Item 1(b).	Address of Issuer’s Principal Executive Offices:
245 Park Avenue, 35th Floor, New York, NY 10167

Item 2(a).	Name of Person Filing:
SVA Plumb Wealth Management, LLC; SVA Plumb Financial, LLC
Item 2(b).	Address of Principal Business Office or, if none, Residence:
1221 John Q Hammons Drive, Madison, WI 53717 (each reporting person)
Item 2(c).	Citizenship:
Wisconsin Corporation (each reporting person)
Item 2(d).	Title of Class of Securities:
Common Stock (Exchange Traded Fund)
Item 2(e).	CUSIP Number:
97717W562
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 276,607
(b) Percent of class: 5.8
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote: 28,662
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of: 276,607
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Managed accounts of SVA Plumb Wealth Management, LLC have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on the Schedule. To the best of SVA Plumb Wealth Management, LLC’s knowledge, none of these accounts owns more than 5% of the common stock of the issuer.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
SVA Plumb Wealth Management, LLC (IA) is a wholly owned subsidiary of SVA Plumb Financial, LLC (HC)
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable
Item 10.	Certifications:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	2/7/2017

By:	/s/ Thomas G. Plumb

Name:	Thomas G. Plumb

Title:	President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:      February 7, 2017

SVA Plumb Wealth Management, LLC

By:	/s/ Thomas G. Plumb

Name:	Thomas G. Plumb

Title:	President

SVA Plumb Financial, LLC

By:	/s/ Thomas G. Plumb

Name:	Thomas G. Plumb

Title:	President